# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRYVE FOODS, INC., CIK 0001691936
CUSIP: 863685202
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: Post Office Box 864, Frisco, Texas (TX), 75034
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897069-24-000323
Filed by CIK 0001856959

## Reporting persons
- Casey Ted: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 161,534; shared voting power 0; sole dispositive power 161,534; shared dispositive power 0; aggregate amount beneficially owned 161,534 (4.3% of the class)
  Comment: * Consists of 36,226 shares of Class A Common Stock directly, 99,421 shares of Class V Common Stock held directly and 25,887 shares of Class A Common Stock half of which are owned by the TRC GST TRFBO Trinity Jennifer Wommack Casey BTD 09302011 and the other half are owned by TRC GST TRFBO Avery Maryanna Wommack Casey BTD 09302011. Thomas Farrell Casey is the trustee and control person of, with voting and dispositive power over the securities held by, such trusts. The reporting person disclaims beneficial ownership of the securities owned by the trusts. Subject to the terms of an Exchange Agreement, a set of one Class B Unit and one share of Class V Common Stock is exchangeable for one share of Class A Common Stock of Stryve Foods, Inc.
  
  ** Percent of class is calculated based on 3,736,952 shares of Class A Common Stock of the Issuer outstanding as of November 13, 2024 and assumes he exchanged all 99,421 Class B Units and shares of Class V Common Stock for 99,421 shares of Class A Common Stock.

## Item 1. Issuer
Name of issuer: STRYVE FOODS, INC.
Address of issuer's principal executive offices: Post Office Box 864, Frisco, Texas, 75034

## Item 2. Person Filing
Name of person filing: Ted Casey
Address of principal business office or, if none, residence: The business address of Mr. Casey is c/o Stryve Foods, Inc. Post Office Box 864, Frisco TX 75034.
Citizenship: Mr. Casey is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
161,534

Consists of 36,226 shares of Class A Common Stock directly, 99,421 shares of Class V Common Stock held directly and 25,887 shares of Class A Common Stock half of which are owned by the TRC GST TRFBO Trinity Jennifer Wommack Casey BTD 09302011 and the other half are owned by TRC GST TRFBO Avery Maryanna Wommack Casey BTD 09302011. Thomas Farrell Casey is the trustee and control person of, with voting and dispositive power over the securities held by, such trusts. The reporting person disclaims beneficial ownership of the securities owned by the trusts. Subject to the terms of an Exchange Agreement, a set of one Class B Unit and one share of Class V Common Stock is exchangeable for one share of Class A Common Stock of Stryve Foods, Inc.
Percent of class: 4.3
Sole power to vote or to direct the vote: 161,534
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 161,534
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Casey Ted: /s/ Ted Casey, Ted Casey (02/14/2025)